May 15, 1998

Securities and Exchange Commission
Washington D. C. 20549

FORM 12b-25
Notification of Late Filing

Form 10-Q

For Period Ended March 31, 1998

Part I - Registrant Information

First Dearborn Income Properties L. P. II
154 West Hubbard Street, Suite 250
Chicago, Illinois 60610

Part II - Rules 12b-25(b) and (c)

a- The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

Part III - Narrative

Anew reporting system has have been implemented at the property management level. The information was reported in a manner which was inconsistent with prior periods. It has taken longer then expected to process the information and at the same time ensure that there were no other problems with the new reporting system. These problems have been corrected, but the delay has made it impractical to complete the 10-Q filing by the due date.

Part IV - Other Information

1- Name and telephone number of contact:
Daniel Bartok
708 747-4334

2 - All other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months which have been required, have been filed.